HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

FILE NO: 76677.000008

December 30, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr.	Michael Seaman

    Special Counsel

    Division of Corporation Finance

Xenith Bankshares, Inc.

Registration Statement on Form S-1

(Registration No. 333-170836)

Dear Mr. Seaman:

As counsel to Xenith Bankshares, Inc., a Virginia corporation (the “Company”), we are transmitting herewith for filing pursuant to the Securities Act of 1933, as amended, Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (Registration No. 333-170836) (the “Registration Statement”), including certain exhibits thereto, together with the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated December 15, 2010, to Mr. T. Gaylon Layfield, III, President and Chief Executive Officer of the Company. Amendment No. 1 has been marked to reflect changes made to the Registration Statement filed with the Commission on November 24, 2010. Such changes have been made in response to the Staff’s comments and to update certain information.

Set forth below are the responses of the Company to the comments of the Staff. For ease of reference, each Staff comment has been reproduced in its entirety in italics, numbered to correspond with the paragraph numbers assigned in the Staff’s letter, and is followed by the corresponding response of the Company. All references below in the responses of the Company to specific paragraphs, pages and captioned sections are to Amendment No. 1.

ATLANTA   AUSTIN   BANGKOK   BEIJING   BRUSSELS   CHARLOTTE   DALLAS   HOUSTON   LONDON   LOS ANGELES

McLEAN   MIAMI   NEW YORK   NORFOLK   RALEIGH   RICHMOND   SAN FRANCISCO   WASHINGTON

www.hunton.com

Securities and Exchange Commission

December 30, 2010

Prospectus Cover Page

1.	Please confirm that you will disclose the number of shares of common stock being offered in an amendment filed prior to any distribution of the Prospectus.

Response:

The Company acknowledges the Staff’s comment and confirms that it will disclose the number of shares of common stock being offered in a future pre-effective amendment to the Registration Statement that will be filed prior to any distribution of the preliminary prospectus included in the Registration Statement.

About this Prospectus, page i

2.	You can explain the sources of information in a registration statement, but you cannot disclaim liability for it. Please revise.

Response:

In response to the Staff’s comment, we have revised the disclosure on page i to remove the last sentence of the third paragraph.

Statement Regarding Forward-Looking Statements, page 1

3.	Please move this section to somewhere after the Risk Factors section.

Response:

In response to the Staff’s comment, we have revised the disclosure to move the Forward-Looking Statements section so that it immediately follows the Risk Factors section beginning on page 31.

Prospectus Summary, page 3

4.	Please provide a more balanced presentation in the summary by describing your recent operating results including, but not limited to, disclosing:

•	That you have not recorded a profit since prior to the merger;

Securities and Exchange Commission

December 30, 2010

•	Your net losses for the nine months ended September 30, 2010 and the period ended December 22, 2009;

•	You accumulated deficit; and

•	That you expect losses to continue for at least several more quarters.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 1 to provide a more balanced presentation in the Prospectus Summary section by describing the Company’s recent operating results.

5.	Please explain what BankCap Partners is and describe your relationship to it in the summary.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 4 to explain what BankCap Partners is and to describe the Company’s relationship to BankCap Partners.

Risk Factors

6.	Please avoid making statements such as “we cannot assure you” and “there can be no assurance” that an event might or might not happen. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

Response:

In response to the Staff’s comment, we have revised the disclosure throughout Amendment No. 1, including the Risk Factors section, to limit the use of statements such as “we cannot assure you” and “there can be no assurance.”

Securities and Exchange Commission

December 30, 2010

We had net losses during the nine months ended September 30, 2010. . ., page 24

7.	We note your disclosure that the primary reasons for your losses in 2009 and 2010 were operating expenses relating to the establishment of technology and other infrastructure and hiring experienced personnel. Please quantify the amounts devoted to these expenses, and please provide more detail as to the infrastructure discussed and the personnel hired.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 23 to quantify the amounts devoted to operating expenses relating to the establishment of technology and other infrastructure and hiring experienced personnel and to provide more detail as to the infrastructure discussed and the personnel hired.

8.	In addition, we note that you intend to use the proceeds from the offering to continue investing in your infrastructure and personnel. Please discuss whether you feel that the expenditures made to date in these areas have been insufficient and whether you anticipate that these planned uses of proceeds will affect your net losses.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 23 to discuss the Company’s expenditures made through September 30, 2010 for investments in infrastructure and personnel, and the anticipated effect of the use of proceeds from the offering on the Company’s net losses.

Exhibits

9.	Please file any missing exhibits with your next amendment.

Response:

The Company acknowledges the Staff’s comment. The form of underwriting agreement (Exhibit 1.1) and the opinion of Hunton & Williams LLP as to the legality of the shares being issued by the Company (Exhibit 5.1) will be filed as exhibits in a future pre-effective amendment to the Registration Statement, which will be filed sufficiently in advance of requesting acceleration of the effectiveness of the Registration Statement in order to permit the Staff adequate opportunity to review such exhibits.

Securities and Exchange Commission

December 30, 2010

10.	We note that certain exhibits have not been filed in their entirety. For example, Exhibit A has been omitted from Exhibit 4.1 and exhibits have been omitted from Exhibit 10.16. These are only examples. Please ensure that all exhibits are filed in their entirety.

Response:

In response to the Staff’s comment, except as noted below, we have included in the documents filed as exhibits to the Registration Statement all exhibits to those documents that were previously omitted. Please see Exhibits 4.1, 10.16, 10.17 and 10.18. As discussed with representatives of the Staff on December 28, 2010, the lease filed as Exhibit 10.15 included in the Company’s records is missing Exhibit A thereto, which, based on the description in the lease, appears to be a map showing the general outline of the premises that are subject to the lease. As a result, Exhibit A is not included in the lease filed as Exhibit 10.15. In addition, please note that the original versions of the agreements filed as Exhibits 10.7, 10.8, 10.9, 10.10, 10.11, 10.12 and 10.13 were initially filed in their entirety. Exhibit A—Membership on Boards of Directors/Trustees to each of such agreements, as reflected in the filed versions, is blank.

* * * * *

Please direct any further questions or comments you may have regarding this filing to the undersigned at (804) 788-8563 or J. Waverly Pulley, III, at (804) 788-8783.

Very truly yours,

/s/ W. Lake Taylor, Jr.
W. Lake Taylor, Jr.

cc:	Ms. Erin Magnor

Mr. T. Gaylon Layfield, III

Mr. Thomas W. Osgood

Ms. Judy C. Gavant

Mr. J. Waverly Pulley, III

Mr. Edward F. Petrosky